November 2022 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services Q3’22 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome Q3’22 Operating Results S.J. Cheng Q3’22 Financial Results Silvia Su Q4’22 Business Outlook S.J. Cheng Q&A

4 Q3’22 Operating Results

Revenue: NT$5,254.0M (QoQ: -23.3%, YoY: -26.6%) Gross Margin: 15.5% (QoQ: -9.9ppts, YoY: -11.8ppts) Revenue & Gross Margin 5

Utilization Rate 6 Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since Q1’22. * Q3’22: 64% Q2’22: 69% Q3’21: 90% Q3’22: 46% Q2’22: 77% Q3’21: 84% Q3’22: 49% Q2’22: 80% Q3’21: 80% Q3’22: 57% Q2’22: 75% Q3’21: 85% Q3’22: 63% Q2’22: 75% Q3’21: 85%

Q3’22 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 Q3’22: 46.7% (QoQ: -10.9%, YoY: -21.2%)

Revenue Breakdown － DDIC + Gold Bump 9 Q3’22: 41.6% (QoQ: -34.6%, YoY: -32.9%)

Revenue Breakdown － End Market

11 Q3’22 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the foreign exchange gains of NT$74M and the decrease of loss on valuation of financial assets at fair value through profit or loss of NT$18M. YoY: Difference mainly due to the increase of the foreign exchange gains of NT$301M and partially offset by the increase of loss on valuation of financial assets at fair value through profit or loss of NT$44M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Note (1): Difference mainly due to the increase of cash dividend paid of NT$1,527M and decrease of operating profit of NT$1,321M and partially offset by the decrease of CapEx of NT$780M, income tax expense of NT$109M and increase of depreciation expenses of NT$106M.

Capital Expenditures & Depreciation CapEx: NT$1,062.8M (Q3’22) Depreciation: NT$1,200.1M (Q3’22) 16

17 Q4’22 Business Outlook

Global inflationary pressures, inventory adjustments and macro weakness adversely impact demand Executing ongoing cost reduction and cost control actions Conservative FY23 CapEx plan; No need to adding capacity Memory: Momentum continues to be impacted by ongoing inventory correction DDIC: Momentum slowed by demand weakness and inventory correction OLED and automotive panel demand is stable compared to other DDIC Market & Business Outlook

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